

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 16, 2010

<u>VIA U.S. Mail and Facsimile</u>

Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

       Re: **Exactech, Inc.**
            Form 10-K for the fiscal year ended December 31, 2009
            Filed March 10, 2010
            Form 10-Q for the fiscal quarter ended June 30, 2010
            File No. 000-28240

Dear Mr. Phillips:

       We have reviewed your response dated October 29, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the fiscal quarter ended June 30, 2010

Condensed Consolidated Financial Statements

Note 6. Inventories, page 9

1. We note your response to prior comment 2 that "due to the slow moving nature of the inventory, the Company establishes a reserve for the costs that may not be recoverable in the future." In this regard, we understand that you do not consider the inventory "obsolete" but rather "slow-moving" and therefore under your policy, you may subsequently record a recovery of the inventory allowance.

   - Please tell us how recording a "reserve" for slow moving inventory costs is in compliance with SAB Topic 5-BB and FASB ASC 330-10-35-14. Under that guidance, inventory should be recorded at *cost* and impairment charges establish a new cost basis for impaired inventory that cannot be marked up based on changes in underlying facts and circumstances.

   - Please also tell us how recording a reserve against inventory that may be subsequently reversed complies with FASB ASC 330-10-35-1 which states that where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the difference shall be recognized as a loss of the current period.

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   You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551- 3635.

                                                          Sincerely,

                                                          Brian Cascio
                                                          Accounting Branch Chief